FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                 April 12, 2006

                             Commission File Number:

                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                       (C1267AAB) Buenos Aires, Argentina
                     (Address of principal executive office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F  X                  Form 40-F
                                 ----                         ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                            No  X
                          ----                           ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes                            No  X
                          ----                           ----

  Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                            No  X
                          ----                           ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                      ----

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                                  MetroGAS S.A.
                                TABLE OF CONTENTS
Item

1. Press Release dated April 12, 2006 announcing acceptance of at least 95.0% of the outstanding principal amount of MetroGAS' existing unsecured financial indebtedness pursuant to its APE restructuring.


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[METROGAS GRAPHIC]
www.metrogas.com.ar                                                     Item 1.

FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                    D'Longueil Consulting, New York
Eduardo Villegas Contte,                         Lucia Domville
Chief Financial Officer                          (ldomville@nyc.rr.com)
(evillega@metrogas.com.ar)                       (917) 375-1984
(5411) 4309-1434
Pablo Boselli, Financial Manager
(pboselli@metrogas.com.ar)\
(5411) 4309-1511


          METROGAS ANNOUNCES ACCEPTANCE OF TENDERS OF AT LEAST 95.0% OF
           THE OUTSTANDING PRINCIPAL AMOUNT OF ITS EXISTING UNSECURED
       FINANCIAL INDEBTEDNESS PURSUANT TO ITS RESTRUCTURING OFFER AND ITS
         INTENTION TO RESTRUCTURE SUCH INDEBTEDNESS EXCLUSIVELY PURSUANT
                        TO AN OUT-OF-COURT RESTRUCTURING


     BUENOS AIRES, April 12, 2006 - MetroGAS S.A. (BASE: metr; NYSE: MGS) (the "Company") today announced that, pursuant to its solicitations of powers of attorney (including its solicitation in Italy) authorizing the execution on behalf of certain holders of its Existing Notes (referred to below) of, and of support agreements committing certain holders of its Existing Debt (referred to below) to execute, an acuerdo preventivo extrajudicial (the "APE") and/or the sale on behalf of such holders of its Existing Debt for cash and/or the exchange on behalf of such holders of its Existing Debt for new securities (the "APE Solicitation"), the Company had accepted powers of attorney and executed support agreements covering its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), its 7.375% Series B Notes due 2002 (the "Series B Notes"), its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt"), representing at least 95.0% of the principal amount of Existing Debt aggregating the equivalent of approximately U.S.$ 436.3 million determined on the basis of exchange rates on December 16, 2005 (the FX Reference Date referred to in the Company's Solicitation Statement dated November 9, 2005, as amended and supplemented, and the Company's Italian Offer Document dated March 13, 2006).

     The Company also announced that it would restructure the Existing Debt exclusively pursuant to an out-of-court restructuring and would not file the APE with a commercial court of the City of Buenos Aires as contemplated by such Solicitation Statement and such Italian Offer Document.
THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF ANY OF THE SECURITIES THAT MAY BE ISSUED. NONE OF THE SECURITIES THAT MAY BE ISSUED MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED UNDER THE SECURITIES ACT ANY OF THE SECURITIES THAT MAY BE ISSUED.

The Settlement Agent for the APE Solicitation outside Argentina is JPMorgan Chase Bank, N.A. and its telephone and fax number are +1 (212) 623-5136 and +1
(212) 623-6216, respectively. The

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Settlement Agent for the APE Solicitation inside Argentina is JPMorgan Chase
Bank, N.A., Sucursal Buenos Aires, and its telephone/fax number is (54 11)-4348-3475/4325-8046.

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                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:    April 12, 2006


                                  MetroGAS S.A.

                                  By: /s/ Eduardo Villegas
                                      --------------------
                                  Name: Eduardo Villegas
                                  Title: Chief Financial Officer